

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 31, 2017

Via E-Mail
ToniAnn Sanzone
Chief Financial Officer
W. P. Carey, Inc.
50 Rockefeller Plaza
New York, NY 10020

Re: **W. P. Carey, Inc.**
Form 10-K
Filed February 24, 2017
Form 8-K
Filed February 23, 2017
File No. 001-13779

Dear Ms. Sanzone:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities